April 30, 2018

Gregory Dundas Attorney Advisor Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	NV5 Global, Inc. Registration Statement on Form S-3 Filed April 23, 2018 File No. 333-224392

Dear Mr. Dundas:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on May 2, 2018 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours, NV5 GLOBAL, INC. By: /s/ Richard Tong Name: Richard Tong Title: Executive Vice President and General Counsel